UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2023

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

1, rue Hildegard Von Bingen, 1282, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Fourth Supplemental Indenture

On September 8, 2023, Atento Luxco 1 (the “Company”), Wilmington Trust, National Association and Wilmington Trust (London) Limited entered into a Supplemental Indenture (the “Fourth Supplemental Indenture”) to supplement the Indenture dated February 10, 2021 (the “Indenture”), governing the Company’s $500 million 8.000% Senior Secured Notes due 2026 (the “Notes”). Following the execution of the Fourth Supplemental Indenture, (i) the governing law of the Indenture, the Notes and the Notes Guarantees was changed to the laws of England and Wales, (ii) the jurisdiction for instituting any suit, action or proceeding against the Company or any Guarantor under the Indenture was changed to England and Wales, and (iii) certain other changes of conforming nature were made to effect the foregoing and related amendments.

The foregoing summary of the Fourth Supplemental Indenture does not purport to be complete and is subject to, and qualified in its entirety, by the full text of the Fourth Supplemental Indenture, which is attached hereto as Exhibit 99.1, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2023	ATENTO S.A. By: /s/ Dimitrius Oliveira Name: Dimitrius Oliveira Title: Chief Executive Officer

Exhibit 99.1

Fourth Supplemental Indenture dated 8 September 2023